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ANDERSON KILL & OLICK, P.C.
--------------------------------------------------------------------------------
                                                Attorneys and Counsellors at Law


1251 Avenue of the Americas |X| New York, NY 10020
Telephone: 212-278-1000 |X| Fax: 212-278-1733
www.andersonkill.com


                                                           Martin R. Bring, Esq.
                                                                  (212) 278-1736
                                                         mbring@andersonkill.com


By Federal Express                                              October 20, 2004
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Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

                  RE:  GRISTEDE'S FOODS, INC.
                       SCHEDULE 13E-3 FILED ON SEPTEMBER 10, 2004
                       FILE NO. 5-30124
                       -------------------------------------------

Gentlemen:

                  Reference is made to the comment letter dated October 18, 2004 (the "Comment Letter") to the undersigned, setting forth the Staff's comments regarding the Schedule 13E-3, filed with respect to Gristede's Foods, Inc. (the "Company").

                  We are hereby submitting one copy of Amendment No. 2 to
Schedule 13E-3 ("Amendment No. 2"), including all exhibits thereto not previously filed.

                  This letter sets forth the Company's responses to the Staff's comments contained in the Comment Letter. Unless otherwise indicated, capitalized terms used herein have the same meanings as set forth in Amendment No. 2. The numbered paragraphs in this letter set forth below correspond to the numbered paragraphs in the Comment Letter.

                  Separately, we are sending a courtesy copy of Amendment No. 2 and this letter described herein to Nicholas P. Panos, Special Counsel, Office of Mergers and Acquisitions, by overnight courier.

                  1. On page 8, a new second paragraph has been added under "Fairness of the Merger", in which disclosure has been made indicating that the Board of Directors has adopted the analyses of Brooks, Houghton and the conclusions of the Special Committee relating to the substantive fairness of the Merger to Unaffiliated Stockholders.




   New York o Chicago o Greenwich o Newark o Philadelphia o Washington, D.C.

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October 20, 2004
Page 2


                  On page 9, in the last paragraph under "Fairness of the Merger", additional disclosure has been made to the effect that the Catsimatidis Group adopted the analyses made by Brooks, Houghton.

                  2. On page 7, in the first paragraph under "Fairness of the Merger", additional disclosure has been made indicating that Brooks, Houghton was not retained to act solely on behalf of Unaffiliated Stockholders.

                  3. The Fairness Opinion Valuation Analyses of Brooks, Houghton is being filed as Exhibit 16(a)(5).

                  If you have any questions, please call the undersigned at
(212) 278-1736.

                                                    Very truly yours,




                                                    /s/Martin R. Bring

MRB:mf